UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

(Rule 14D-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

(AMENDMENT NO. 9)

DONEGAL GROUP INC.

(Name of Subject Company (Issuer))

GREGORY MARK SHEPARD

(Name of Filing Persons (Offeror))
CLASS B COMMON STOCK, PAR VALUE $0.01 PER SHARE
(Title of Class of Securities)
257701300
(CUSIP Number of Class of Securities)

J. Victor Peterson

Lathrop & Gage LLP

155 North Wacker Drive

Chicago, IL 60606-1787

(312) 920-3300

(Name, Address and Telephone Numbers of Person Authorized to Receive Notices and Communications

on Behalf of Filing Person)

CALCULATION OF FILING FEE

TRANSACTION VALUATION*	AMOUNT OF FILING FEE**

$28,879,080	$3,939.11

*	For purposes of calculating the filing fee pursuant to Rule 0-11(d) only, the transaction valuation was calculated on the basis of the purchase of 962,636 shares of Donegal Group Inc. Class B common stock at the Tender Offer price of $30.00 per share.

**	The filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934 and Fee Rate Advisory No. 1 for fiscal year 2013 issued by the Securities and Exchange Commission on August 31, 2012, by multiplying the transaction value by 0.0001364.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11 (a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$3,939.11	Filing Parties:	Gregory Mark Shepard
Form or Registration No.:	005-39100	Date Filed:	March 20, 2013

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a Tender Offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party Tender Offer subject to Rule 14d-1.
☐	issuer Tender Offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☒	amendment to Schedule 13 D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the Tender Offer:   ☐

This Amendment No. 9 (this “Amendment”) is filed by Gregory Mark Shepard, a Florida resident (“Offeror”). This Amendment further amends and supplements the Tender Offer Statement on Schedule TO and the exhibits thereto originally filed by Offeror with the Securities and Exchange Commission (the “SEC”) on March 20, 2013, as previously amended and supplemented by Amendment No. 1 thereto filed by Offeror with the SEC on March 27, 2013, Amendment No. 2 thereto filed by Offeror with the SEC on April 9, 2013, Amendment No. 3 thereto filed by Offeror with the SEC on April 11, 2013, Amendment No. 4 thereto filed by Offeror with the SEC on April 22, 2013, Amendment No. 5 thereto filed by Offeror with the SEC on May 8, 2013, and Amendment No. 6 thereto filed by Offeror with the SEC on May 17, 2013, Amendment No. 7 thereto filed by Offeror with the SEC on May 21, 2013, and Amendment No. 8 thereto filed by Offeror with the SEC on June 13, 2013 (as previously amended and supplemented, the “Schedule TO”).

The Schedule TO relates to the offer by Offeror to purchase, for cash, 962,636 shares of Class B common stock, par value $0.01 per share (“Class B Shares”), or such lesser number of shares as are properly tendered and not properly withdrawn, of Donegal Group Inc., a Delaware corporation (the “Company”), at a price of $30.00 per share, net to the seller in cash, without interest thereon and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated March 20, 2013 attached as Exhibit (a)(1)(A) to the Schedule TO (the “Offer to Purchase”), and in the related Form of Letter of Transmittal attached as Exhibit (a)(1)(B) to the Schedule TO (the “Letter of Transmittal”).

Capitalized terms used in this Amendment but not otherwise defined have the meanings ascribed to them in the Offer to Purchase.

As permitted by General Instruction G to Schedule TO, this Amendment is also an amendment to the statement on Schedule 13D originally filed on July 12, 2010, as subsequently amended, by Offeror.

All information set forth in the Offer to Purchase is incorporated by reference to Items 1 through 11 in the Schedule TO, except those items as to which information is specifically provided herein.

The Offer to Purchase is hereby amended by:

Introduction

Adding the following as a separate paragraph at the end of the subsection titled “Certain Conditions to the Offer – The FRB Condition” on page 2 of the Offer to Purchase:

“In a letter dated June 27, 2013, the Federal Reserve Bank of Philadelphia (“FRBP”) sent Offeror a notice that extended the period for its review of the Interagency Notice of Change in Control with respect to UCB submitted by Offeror in connection with the Offering for 30 days following June 28, 2013. The FRBP can make its determination at any time during the 30-day period.”

Adding the following as a separate paragraph at the end of the subsection titled “Certain Conditions to the Offer – The Insurance Regulatory Approval Condition” on page 3 of the Offer to Purchase:

“In a letter dated June 19, 2013, the Pennsylvania Insurance Department requested Offeror to provide additional information for its review of Offeror’s Form A. Offeror provided such information to the Pennsylvania Insurance Department in a letter dated July 19, 2013.”

Section 10 – “Source and Amount of Funds”

Replacing Section 10 – “Source and Amount of Funds” on page 17 of the Offer to Purchase with the following:

“Offeror estimates that the total amount of funds required to acquire up to 962,636 Class B Shares, at a price of $30.00 per Class B Share, net to the seller in cash, without interest, to be a maximum of $28,879,080. The Offer’s estimated related costs and expenses of $120,920, to be paid by Offeror, are described in Section 16—“FEES AND EXPENSES.”

Offeror intends to generate the $28,879,080 required to fund his purchase of 962,636 Class B Shares in the event of a fully subscribed Offer from selling his 1,000,000 shares of common stock of Navistar International Corp., a publicly traded company listed on the New York Stock Exchange under the symbol “NAV.” The closing price of Navistar common stock was $34.02 on July 18, 2013, according to Yahoo Finance. There is no restriction on Offeror’s sale of his Navistar shares, which are freely tradable. There is no lien on Offeror’s Navistar shares, and they have not been pledged or hypothecated in any way. Offeror purchased his Navistar shares in the open market. The average ten-day trading volume for Navistar common stock is over 1.3 million shares, according to Yahoo Finance as of July 18, 2013. Accordingly, there is a ready market for Offeror to liquidate his Navistar shares, in order to generate the funds required for his purchase of Class B Shares pursuant to the Offer.

If the proceeds from Offeror’s sale of his 1,000,000 Navistar shares are not sufficient to generate the $28,879,080 required to fund his purchase of 962,636 Class B Shares in the event of a fully subscribed Offer, then Offeror intends to cover any such shortfall by borrowing, on margin from his brokerage firm or from another lender such as a bank, against the 3,602,900 Class A Shares that Offeror currently owns. Based on the July 18, 2013 closing price of $14.66 per share for the Class A Shares (according to Yahoo Finance), Offeror could generate approximately $7.9 million by borrowing against his 3,602,900 Class A Shares, assuming a 15% loan-to-margin ratio. Currently, Offeror does not have a margin or other borrowing arrangement in place, but if and when he does he will disclose its terms, including (i) the identity of the broker/lender, (ii) the term, (iii) the collateral (i.e., Offeror’s Class A Shares), (iv) the stated and effective interest rates, (v) any other material terms or conditions of the loan, and (vi) any plans or arrangements to finance or repay the loan.

Offeror believes that the proceeds from selling his 1,000,000 Navistar shares plus – if necessary – the additional back-up borrowing against his Class A Shares will be more than sufficient to cover the costs of purchasing the entire 962,636 Class B Shares that are subject to the tender offer. However, if the closing price of Navistar common stock is below $22 per share for seven consecutive trading days, or if some other event causes a material change in Offeror’s plans to fund his Offer as disclosed in the immediately preceding paragraph, then it may become necessary for Offeror to seek alternative financing. No plans or arrangements for alternative financing have been made at this time, but if Offeror seeks alternative financing, Offeror will promptly amend the Offer to Purchase to disclose plans for, and to explain the source of, the alternative financing.

Offeror’s net worth is $100 million to $120 million as of March 15, 2013. The amount of Offeror’s illiquid assets is $20 million to $32 million as of March 15, 2013.”

Section 14 – “Conditions of the Offer”

Replacing clause (vi) of condition (d) of Section 14 – “Conditions of the Offer” on page 28 of the Offer to Purchase with the following:

“(vi) any decrease of more than 25% in the market price of the Class A Shares (i.e., to below $11.00 per share) or the Class B Shares (i.e., to below $15.80 per share), or in the S&P 500 Index (i.e., to below 1,161.26), in each case as of the close of regular trading on March 19, 2013 (the trading day immediately prior to the commencement of the Offer),”

* * *

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

By:	/ S / GREGORY MARK SHEPARD

EXHIBIT INDEX

EXHIBIT NO.	DOCUMENT

(a)(1)(A)	Offer to Purchase dated March 20, 2013. *

(a)(1)(B)	Form of Letter of Transmittal. *

(a)(1)(C)	Form of Notice of Guaranteed Delivery. *

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees. *

(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees. *

(a)(1)(F)	Summary Advertisement as published in Investor’s Business Daily on March 20, 2013. *

(a)(1)(G)	Text of Press Release Regarding Offer Issued by Offeror dated March 20, 2013. *

(a)(1)(H)	Text of Press Release Regarding Offer Issued by Offeror dated March 27, 2013. *

(a)(1)(I)	Text of Press Release Regarding Offer Issued by Offeror dated April 9, 2013. *

(a)(1)(J)	Text of Press Release Regarding Offer Issued by Offeror dated April 11, 2013. *

(a)(1)(K)	Letter from Offeror to Donald H. Nikolaus, President and CEO of the Company, dated April 10, 2013. *

(a)(1)(L)	Text of Press Release Regarding Offer Issued by Offeror dated April 22, 2013. *

(a)(1)(M)	Text of Press Release Regarding Offer Issued by Offeror dated May 8, 2013. *

(a)(1)(N)	Text of Press Release Regarding Offer Issued by Offeror dated May 21, 2013. *

(b)	Not Applicable.

(d)(1)	Not Applicable.

(d)(2)	Not Applicable.

(d)(3)	Not Applicable.

(e)	Not Applicable.

(f)	Not Applicable.

* Previously filed.